

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 6, 2017

Via E-mail
Mr. Robert H. Bateman
Executive Vice President, Chief Financial Officer
and Treasurer
Infinity Property and Casualty Corporation
2201 4th Avenue North
Birmingham, Alabama 35203

Re: Infinity Property and Casualty Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 000-50167

Dear Mr. Bateman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Basis of Consolidation and Reporting, page 37

1. You disclose on page 23 under results of operations - 2016 compared to 2015 that you close your books on the last Friday of the month resulting in 2016 being a 53-week year. You also disclose that excluding the impact of this extra week, gross written premiums would have decreased 0.3% for the year. Please address the following:
   - Tell us why you identify your fiscal year as the calendar year when you appear to close your books on the last Friday of each month.
   - As you present your financial statements as of and for the periods ending December 31 but close your books on a different date, tell us:
     - How you process material transactions or events occurring after your close but before the stated period end;

- o The process you undertake to evaluate that your financial statements as of and for the period ending the last Friday of the month are not materially different from those that would be presented if you closed on the last day of the month;
- o Why the presentation of a 53-week year in 2016 is not materially different from the calendar year; and
- o Why you disclose herein that you evaluate events that occurred after December 31 for recognition or disclosure in your financial statements when you closed your books prior to December 31.

Also, as applicable, address the above bullets as they may relate to closing on the last Friday of the month in connection with your financial statements for quarterly periods included in Form 10-Q.

Note 10: Insurance Reserves, page 47

2. Please tell us why you did not disaggregate liability coverage from property damage coverage in your Personal Auto and Commercial Vehicle claims development tables presented on page 47. Provide us the information that would be provided in separate tables for liability coverage and property damage coverage for each of these segments, if available. If not available, please provide us other quantitative and qualitative information to support aggregating these coverages in the same tables.

Note 13: Legal and Regulatory Proceedings, page 48

3. You disclose that certain claims and legal actions have been brought against you for which you have accrued no loss and for which an estimate of a possible range of loss cannot be made. You go on to say that losses incurred because of these cases could have a material adverse impact on net earnings in a given period. Please tell us the nature of these loss contingencies and your consideration for disclosing their nature in your filings under ASC 450-20-50-4a.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance